787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 2, 2013

VIA EDGAR CORRESPONDENCE FILING

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Fidelity National Financial, Inc., File No. 001-32630

Dear Mr. Rosenberg:

On behalf of Fidelity National Financial, Inc. (“FNF”), we hereby submit the following responses to the comments received by telephone on December 18, 2012, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 10-K for the Fiscal Year Ended December 31, 2011 of FNF.  To assist your review, we have retyped the text of those comments below.

Comment: Please refer to your response to prior comment number 2. Please address the following:

(1)
Please explain why the amount of total capital and surplus as of December 31, 2011, for your four insurers included in your response does not agree to the amount disclosed on page 79 of $894.4 million. Please confirm whether the $894.4 million is the amount required to be disclosed by ASC 944-505-50-1a.

Commonwealth Land Title Insurance Company is owned by Chicago Title Insurance Company.  Therefore, this amount is already included in the total capital and surplus of $639.5 million for Chicago Title Insurance Company disclosed in FNF’s response letter.

The total should be calculated as follows:

New York    Washington    Paris    London    Milan    Rome    Frankfurt    Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

January 2, 2013

Fidelity National Title Insurance Company	$ 235.6

Chicago Title Insurance Company	$ 639.5	(which includes $193.0 million of capital and surplus related to Commonwealth Land Title Insurance Company)

Alamo Title Insurance Company	$ 19.6

Total	$ 894.7	~ $894.4 per 10K page 79 (difference due to rounding differences).

(2)
Please confirm that you will specifically disclose in future filings that there were no restrictions on the Company’s retained earnings regarding the ability to pay dividends to stockholders. Alternatively, please confirm that you will disclose the amount of retained earnings that is free of restrictions in compliance with Rule 4-08(e)(1) of Reg S-X.

FNF hereby confirms that in future filings it will specifically disclose either (i) that there are no restrictions on its retained earnings regarding the ability to pay dividends to stockholders or (ii) the amount of retained earnings that is free of restrictions, in accordance with Rule 4-08(e)(1) of Regulation S-X.

Further, FNF acknowledges that:

–	FNF is responsible for the adequacy and accuracy of the disclosure in the filings;
–	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
–	FNF may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

 We would appreciate receiving any further comments at the Staff’s earliest possible convenience. If you should have any questions or comments regarding this letter, please contact me at 212-728-8088 or my colleague, Joshua Halpern, at 212-728-8540.

Very truly yours,

/s/ Robert S. Rachofsky

Robert S. Rachofsky